

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 15, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Phillip C. Widman
Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, CT 06880

> **Re: Terex Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-10702**

Dear Mr. Widman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant